SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 15, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 15, 2018.

Buenos Aires, May 15th 2018.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re.: Audit Committee

Please be advised that the Board of Directors, in its meeting held on the date hereof, has designated the regular members of the Audit Committee, which shall therefore be composed as follows: Messrs. Mario Luis Vicens y José Alfredo Sánchez and Guillermo Stanley. All regular members are independent, as informed in the last Shareholder’s meeting held on April 27th, 2018.

We also inform the designation of Mr. José Alfredo Sánchez as Financial Expert of the Bank's Audit Committee, under the terms established by the Sarbanes Oxley Act of 2002.

Sincerely,

Jorge Francisco Scarinci

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 15, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer